Exhibit 99.1

Ballard and Chart Successfully Test a Fuel Cell Powered by Liquid Hydrogen

VANCOUVER, BC and ATLANTA, Feb. 1, 2022 /CNW/ - Leveraging more than 90 years of combined hydrogen experience and collaborating under the heavy-duty hydrogen fuel system joint development MOU announced February 10, 2021, Ballard Power Systems ("Ballard") (NASDAQ: BLDP) (TSX: BLDP) and Chart Industries, Inc. ("Chart") (NYSE: GTLS) have successfully tested a fuel cell powered by liquid hydrogen.

For the test, a Ballard FCmove™-HD fuel cell was paired with a Chart liquid onboard hydrogen ("HLH2") vehicle fuel system (functionally identical to the one displayed at ACT Expo on September 1, 2021); this testing was conducted at Chart's hydrogen test facility in Minnesota, USA.

The demonstration confirms that heavy-duty vehicles powered by Ballard fuel cells will be able to employ Chart HLH2 vehicle fuel systems that utilize liquid hydrogen as a fuel. Liquid hydrogen has a significant space, weight and range advantage compared with gaseous hydrogen, allowing for up to double the range without space claim and payload impacts, and simplified fueling infrastructure for heavy-duty mobility applications such as class-8 trucks, buses, rail, and marine. This recent work builds upon Chart's previous fill, hold, and vaporization testing of the Chart HLH2 vehicle fuel system, and long-established credentials in LNG service for vehicle fuel systems.

Building upon this success will be to identify applications in which liquid hydrogen has the potential to unlock long distance opportunities, such as truck, coach bus, off-road, rail and marine. The products tested as part of the work to date include Ballard's FCmove™ and Chart's liquid hydrogen tanks which would be suitable for such applications. Chart and Ballard will work to identify a potential demonstrator for liquid hydrogen road testing over the coming months.

ABOUT BALLARD POWER SYSTEMS
Ballard Power Systems' (NASDAQ: BLDP) (TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

ABOUT CHART INDUSTRIES, INC.
Chart Industries, Inc. is a leading independent global manufacturer of highly engineered equipment servicing multiple applications in the Energy and Industrial Gas markets.  Our unique product portfolio is used in every phase of the liquid gas supply chain, including upfront engineering, service and repair.  Being at the forefront of the clean energy transition, Chart is a leading provider of technology, equipment and services related to liquefied natural gas, hydrogen, biogas and CO2 Capture amongst other applications. We are committed to excellence in environmental, social and corporate governance (ESG) issues both for our company as well as our customers.  With over 25 global locations from the United States to Asia, Australia, India, Europe and South America, we maintain accountability and transparency to our team members, suppliers, customers and communities.  To learn more, visit www.chartindustries.com

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements concerning the development and delivery of fuel cell products and Chart's use of such products, and the benefits and anticipated market adoption of them by Chart and others. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton - VP Investor Relations, +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 01-FEB-22